

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2010

Jaime Mills
Chief Executive Officer
Benefit Solutions Outsourcing Corp.
1136 Lead Hill Blvd., Suite 100
Roseville, CA 95661

> **Re: Benefit Solutions Outsourcing Corp.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2010**
> **File No. 333-167917**

Dear Mr. Mills:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   As there is currently no public trading market, and one may never develop, please remove the statement in the second paragraph that reads, "The offering price of $0.01 per share may not reflect the market price of the shares after the offering." Alternatively, revise the statement to clarify that the offering price was arbitrarily determined and that a market for your securities may never develop.

2.   It appears that the risk factors section begins on page 6 rather than on page 5 as indicated on the cover page and in the summary section on page 4. Please revise.

Inside Front and Outside Back Cover Page

3.   Revise to present the information specified by Item 502(b) of Regulation S-K regarding prospectus delivery obligations of dealers. Additionally, please remove the portions of

Jaime Mills
Benefit Solutions Outsourcing Corp.
July 28, 2010
Page 2

the table of contents relating to portions of the registration statement that are not part of the prospectus.

Summary of Our Offering, page 3

4.   We note your statements on page 5 that you have not generated any revenue from your business operations and that your auditors have expressed substantial doubt about your ability to continue as a going concern. Please revise the summary section so that this information is prominently disclosed on the first page of the summary and clarify that you presently have no operations.

5.   Please revise the text discussing the number of shares outstanding after the offering to disclose the number of shares outstanding if 50% of the shares are sold in this offering.

6.   Please revise the last sentence of the first full paragraph on page 4 to remove the implication that you do not have an obligation to update your prospectus for material changes. Please confirm your understanding in this regard.

7.   Please disclose in this section that even if you sell all of the shares being registered in this offering, the proceeds from the offering will not be sufficient to complete your business and marketing plans which you estimate to be $150,000.

Description of Property, page 6

8.   Please disclose whether your office in Roseville, California is leased and provide any other information that will inform investors as to the suitability and adequacy of the facilities. We note your disclosure on page 24 that you are operating in a "very small space" and that you have not incurred any rent expenses. Refer to Item 102 of Regulation S-K.

Risk Factors, page 6

9.   The risk factors should be tailored to your business and should not be so generic as to apply readily to other businesses. Please revise any such risk factors, including the risk factor subheadings, as applicable, to state specific material risks to your company or to the purchasers in this offering. By way of example only, and not intended as an exhaustive list, we refer you to the first and second risk factors on page 11.

10.   It appears that there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a separate risk factor alerting investors to the apparent substantial increases in administrative costs that will be experienced after the effective

date. In this regard, we note your estimate on page 23 that you expect $25,000 will be used for costs relating to becoming a public reporting company.

There is substantial doubt about the ability of Benefit Solutions Outsourcing Corp. to continue its operations as a going concern, page 6

11.   Please explain why you have referenced an audit report dated June 22, 2010 considering the report of your independent auditor, included herein, is dated June 30, 2010.

There is no minimum amount required to be raised in the offering…, page 8

12.   The subheading of the risk factor suggests that you will be able to generate sufficient funds from this offering to continue operating. Please revise the heading of this risk factor to clearly state, if true, that the proceeds from this offering will not be sufficient to develop your business and marketing plans. Also, disclose the minimum number of months that you will be able to operate with available capital resources, assuming the sale of 25%, 50%, 75% and 100% of the securities in this offering.

The company's sole officer and director may not be in a position to devote…., page 10

13.   You state on page F-11 that the sole officer and director may, in the future, become involved in other business opportunities that become available and that he may face a conflict in selecting between the company and other business interests. You also disclose that the company has not formulated a policy for the resolution of such conflicts. Please expand the risk factor or include a separate risk factor to discuss any potential conflicts of interest and to disclose that you do not have a policy for resolving any such conflicts that may arise.

Use of Proceeds, page 14

14.   You state on page 14 that you anticipate the costs associated with public company requirements such as "audit, SEC filings, and reporting" to be approximately $5,000-$6,000. On page 23, you estimate the expenses relating to filing legal and accounting expenses to be $21,000. Please reconcile these statements and tell us what "reporting" expenses refer to and whether they are different from expenses relating to "SEC filings."

Dilution, page 15

15.   Please provide the calculations that support the "book value per share after the offering" assuming 75%, 50% and 25% of the shares are sold. Please ensure that your calculations assume that 11,250,000, 10,500,000 and 9,750,000 shares will be outstanding if only 75%, 50% and 25%, respectively of the total offering shares are sold. In addition, explain further why you have not factored in the expenses of this offering when

calculating the "book value per share after the offering" or revise your calculations accordingly.

The Offering by the Company, page 15

16.   Please revise your disclosure in the second paragraph to discuss the possibility of a trading market developing once the <u>registration statement</u> is declared effective by the SEC. Ensure consistent disclosure throughout. In addition, we note several statements in the second paragraph that suggest that each step in the process "will" occur. Rather than describe the process of becoming an OTCBB company as a process that is within your control, please revise your statements in the second paragraph to appropriately reflect the uncertainty associated with the process.

Business, page 17

17.   We note your statements on page 17 that "BSO offers a variety of services" and that it "provides specialized expertise." Given that you have not yet started operations, statements that suggest that you are currently offering these services are inappropriate. Please revise accordingly.

18.   You state here and elsewhere in your document that you intend to develop "products and services." In your Plan of Operation discussion on page 22, you state that you expect to complete product development within 24 months. Please describe the types of products that you plan to offer.

19.   Please disclose the number of full-time and part-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

20.   Please include a discussion of the government laws and regulations that are applicable to your business. This section should provide a meaningful description of the nature of the governmental regulation to which the company's proposed business will be subject in order to initiate the activities in your proposed business plan. See Item 101(h)(4)(ix) of Regulation S-K. Also, consider whether a risk factor is warranted regarding these governmental regulations.

Competitive Comparison, page 19

21.   Please revise this section to provide a brief description of your current competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K. We note that you have named companies with operations and resources significantly greater than your own. Consider revising your disclosure to identify instead those companies with which you expect to compete more directly.

Marketing Strategy, page 21

22.   We note your reference to a website that will be "linked to other popular sites." Please indicate whether you have a website that is currently operational and, if so, disclose the website address.

Management's Discussion and Analysis or Plan of Operation, page 21

Plan of Operation, page 22

23.   Please provide a more detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Explain how long it will take to complete the business and marketing plan, when you expect to begin to offer services, when you expect to begin to offer products, and when you expect to begin generating revenue. Include a discussion of the number of employees/consultants needed to begin offering the services you describe, including the operation of a call center. To the extent your staffing requirements will materially change to service employers with as few as 10 employees or as many as 500 employees, please include a discussion of your plans for staffing your operations at these various levels.

Liquidity and Capital Resources, page 23

24.   You state on page 23 that you need $125,000 in order to execute your business plan over the next 12 months which includes $100,000 for product analysis and design, marketing, and technical work, and an additional $25,000 for working capital purposes. However, you state on pages 6 and 7 that you need $150,000 to complete the marketing and business plan and for operational expenses. Please reconcile this disclosure. Further, tell us whether the $100,000 costs related to the "product development strategy" are separate and in addition to the costs to complete and execute the business and marketing plan.

25.   Please disclose here the minimum number of months that you will be able to conduct planned operations using currently available capital resources, assuming the sale of 25%, 50%, 75% and 100% of the securities in this offering.

Background of Officer and Director, page 26

26.   Please revise to give specific date and employment history for Mr. Mills for the past five years and indicate whether such work was considered a full-time position. See Item 401(e) of Regulation S-K.

Part II

Exhibits, page II-2

27.   You do not appear to have filed any documents related to the unregistered sale of the 9,000,000 shares of common stock to Mr. Mills. Please provide us with your analysis as to how you determined not to file any such documents as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile at (561) 362-9612
        James Schneider
        Schneider Weinberger & Beilly LLP